 | **FORD CREDIT**

FORD INTEREST ADVANTAGE

An investment opportunity for you

1.10%
Over $50,000

1.05% $15,000 to $50,000

1.00% Under $15,000

Rates as of 05/21/14; see fordcredit.com/FIA for current rates.

Dear FAAN Member,

With the ups and downs of today's market, it's great to find an investment offering competitive interest rates and easy access to your funds. Which is why we'd like to share an investment opportunity with you – Ford Interest Advantage.

Ford Interest Advantage is a direct investment with Ford Motor Credit Company. As a complement to your current portfolio, Ford Interest Advantage offers these benefits:

 Investments that are redeemable by you at any time

 Unlimited checking and free online transfers

 On-the-go investments with our mobile app*

 Convenient online management, eStatements and alerts

If you're already a Ford Interest Advantage investor, thank you. If not, enrolling is easy, and investments start at just $1,000.

How to start your investment

Please read the enclosed prospectus which is also available at fordcredit.com/FIA. Then, download our online enrollment form, complete, sign and mail using the enclosed prepaid envelope. You can also call 1-800-462-2614 to receive an enrollment package or if you have any questions regarding Ford Interest Advantage.

We look forward to helping with your future investments in Ford Interest Advantage.

Sincerely,

Josh D. Schave
Manager, Ford Interest Advantage

Visit **fordcredit.com/FIA** or call 1-800-462-2614 to learn more.

*Text and data rates may apply.

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